UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SCIENTIFIC INDUSTRIES, INC.
(Name of Issuer)

Common stock, par value $0.05 per share
(Title of Class of Securities)

808757108
(CUSIP Number)

Roy T. Eddleman, Trustee
Roy T. Eddleman Trust UAD 8-7-2000
c/o Istvan Benko
TroyGould PC
1801 Century Park East
Suite 1600
Los Angeles, California 90067
(310) 553-4441
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83362P102	13D	Page 1 of 4 Pages

1	NAME OF REPORTING PERSON Roy T. Eddleman, Trustee, Roy T. Eddleman Trust UAD 8-7-2000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 124,736
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 124,736
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,736
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.24%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 808757108	13D	Page 2 of 4 Pages

Item 1.	Security and Issuer.

This report on Schedule 13D (this “Report”) pertains to the common stock, par value $0.05 per share, of Scientific Industries, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 80 Orville Drive, Suite 102, Bohemia, New York 11716.

Item 2.	Identity and Background.

(a)         This Report is being filed by Roy T. Eddleman, Trustee, Roy T. Eddleman Trust UAD 8-7-2000 (the “Reporting Person”).

(b)         The address of the Reporting Person is c/o Istvan Benko, TroyGould PC, 1801 Century Park East, Suite 1600, Los Angeles, California 90067.

(c)          Mr. Eddleman’s principal occupation is as Chairman and Chief Executive Officer of Spectrum, Inc., with its principal address at 10419 Broadwick Street, Rancho Dominguez, California 90220.

(d)-(e)    During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Eddleman acquired the shares of common stock with approximately $340,002 of funds of the Roy T. Eddleman Trust UAD 8-7-2000 (the “Trust”).

Item 4.	Purpose of the Transaction

The shares of common stock were acquired for investment purposes.

The Reporting Person has no intention to consider or propose plans to change the present directors or management of the Issuer or any other actions in the nature of those listed in Items 4(a) - (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a-b)       The shares of common stock owned beneficially by Mr. Eddleman are held of record by the Trust, of which Mr. Eddleman is sole trustee and, as such, has sole voting and dispositive powers as to such shares. The shares constitute approximately 8.24% of the 1,513,914 shares of common stock outstanding as of March 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2017.

CUSIP No. 808757108	13D	Page 3 of 4 Pages

(c)           Mr. Eddleman acquired the shares of common stock from Spectrum, Inc. in a private transaction on June 11, 2017 and for a purchase price of approximately $340,002, or approximately $2.73 per share.

(d)-(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Not applicable.

CUSIP No. 808757108	13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2017	/s/ Roy T. Eddleman
Roy T. Eddleman, Trustee
Roy T. Eddleman Trust UAD 8-7-2000